April 18, 2006
Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Dow Jones—AIG Commodity IndexSM—Total Return Linked Notes Due March 30, 2007
Final Term Sheet

Aggregate Principal Amount:	$150,000,000
Pricing Date:	April 18, 2006
Original Issue Date:	May 2, 2006
Reset Dates:	30th day of each calendar quarter, beginning June 30, 2006
Maturity Date:	March 30, 2007 (subject to the effect of any Market Disruption Event)
Initial Issue Price:	100.00%
Underwriting commission:	0.10%
Proceeds to Issuer:	99.90%
Initial Index Value:	323.485
Valuation Date with respect to the Maturity Date:
March 23, 2007, unless such day is not an Index Business Day in which case such Valuation Date shall be the next day that is an Index Business Day (subject to the effect of any Market Disruption Event)
Trigger Level:	$65,000 per $100,000 principal amount of Notes, or 65% of the original principal amount
Spread for purposes of Supplemental Amount:	Minus 0.24% per annum
Fees for purposes of Adjusted Index Performance Factor:	0.28%
Business Day Convention:	Modified following
CUSIP:	00254EBC5

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling toll-free 1-800-584-6837.